                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   __________


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)


                                TRIBUNE COMPANY
                                (Name of Issuer)

                       Common Stock (Without Par Value)
                         (Title of Class of Securities)

                                  896047 10 7
                                 (CUSIP Number)

                            Thomas E. Chomicz, Esq.
                               John P. Vail, Esq.
                          William T. McCormick, Esq.
                               Wilson & McIlvaine
                      500 West Madison Street, Suite 3700
                            Chicago, Illinois 60661
                                (312) 715-5000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 May 12, 1994
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /___/.

Check the following box if a fee is being paid with this statement /___/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





                               Page 1 of 14 Pages

CUSIP No. 896047 10 7                    13D                  Page 2 of 14 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Robert R. McCormick Tribune Foundation
                 I.R.S. Identification No. 36-3689171


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /__/
                                                                       (b) /__/


3        SEC USE ONLY


4        SOURCE OF FUNDS
                 00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   /__/
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                 Illinois

 NUMBER                   7        SOLE VOTING POWER
  OF                                  10,465,112
 SHARES
BENEFICIALLY              8        SHARED VOTING POWER
 OWNED                                   -0-
   BY
  EACH                    9        SOLE DISPOSITIVE POWER
REPORTING                              10,465,112
 PERSON
  WITH                    10       SHARED DISPOSITIVE POWER
                                         -0-


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       10,465,112


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           /__/


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           15.5% (see Item 5)


14       TYPE OF REPORTING PERSON
                                   CO

                                                              Page 3 of 14 Pages

                        AMENDMENT NO. 2 TO SCHEDULE 13D

         This Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by the Robert R. McCormick Tribune Foundation (the "Foundation") on November 20, 1990 is being filed solely to report a decrease in the Foundation's percentage ownership of shares of Tribune Company's common stock by an amount in excess of 1.0% of the total number of outstanding shares of such common stock since October 23, 1992, the date of the Foundation's filing of Amendment No. 1 to the Schedule 13D. Such decrease is attributable to a combination of (i) periodic grants of such common stock which the Foundation has made in furtherance of its charitable purposes; and (ii) increases in the total number of outstanding shares of such common stock which have occurred from time to time.

         Pursuant to Rule 101(a) of Regulation S-T adopted by the Commission, as this Amendment No. 2 is the first electronic amendment to the original
Schedule 13D, this Amendment No. 2 restates the entire text of the original
Schedule 13D, as such Schedule 13D has been amended by Amendment No. 1 and this Amendment No. 2. Pursuant to Rule 101(a) of Regulation S-T, the exhibit to the original Schedule 13D is not restated herein.

ITEM 1.       SECURITY AND ISSUER.

         This Amendment No. 2 to Schedule 13D relates to the common stock, without par value ("Common Stock") of Tribune Company, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 435 North Michigan Avenue, Chicago, Illinois 60611.


ITEM 2.       IDENTITY AND BACKGROUND.

         This Amendment No. 2 to Schedule 13D is being filed by Robert R. McCormick Tribune Foundation, an Illinois not-for-profit corporation (the "Foundation"). The Foundation is an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986 (the "Code") and is classified as a private foundation under Section 509(a) of the Code. The address of the principal business and the principal office of the Foundation is Robert R. McCormick Tribune Foundation, 435 North Michigan Avenue, Suite 770, Chicago, Illinois 60611-4041.

         The Foundation is an Illinois not-for-profit corporation incorporated on December 4, 1989 exclusively for charitable, religious, literary, scientific and educational purposes, including, for such purposes, but not limited to, the making of distributions to organizations that qualify as exempt organizations under Section 501(c)(3) of the Code. It was formed by the trustees of the Robert R. McCormick Charitable Trust (the "Trust") created under the Last Will and Testament of Robert R. McCormick dated December 18, 1954, as amended by Codicil dated January 4, 1955 (the "Will"), pursuant to a plan to reorganize as a not-for-profit corporation in order to take advantage of the flexibility and efficiency of the corporate form and the relative clarity of the law applicable to not-for-profit corporations. The trustees of the Trust were authorized and permitted by provisions of the Will to

                                                              Page 4 of 14 Pages

establish the Foundation. In addition, the Circuit Court of Cook County, Illinois issued an order on September 4, 1990, with the concurrence of the Illinois Attorney General, authorizing the trustees of the Trust to establish the Foundation and to transfer to the Foundation all or any portion of the corpus of the Trust, including the shares of Common Stock. A copy of the order was included as Exhibit 1 to the Schedule 13D filed on November 20, 1990. On November 12, 1990, the Trust transferred all of its assets, including 11,391,592 shares of Common Stock, to the Foundation as the successor to the charitable operations of the Trust.

         The name, residence or business address, present principal occupation or employment (and the name, principal business and address of any other organization in which such employment is conducted) and the citizenship of each of the executive officers and directors of the Foundation are set forth in Schedule A attached hereto.

         During the last five years, neither the Foundation nor, to the best knowledge of the Foundation, any of the executive officers or directors of the Foundation, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The transfer by the Trust of all of its assets, including 11,391,592 shares of Common Stock, to the Foundation was in essence a gratuitous transfer designed to more effectively carry out the charitable intent of the original donor. The Foundation did not purchase the assets of the Trust but merely accepted such assets to carry on the charitable activities previously conducted by the Trust. As successor to the charitable activities of the Trust, the Foundation assumed the liabilities and outstanding obligations of the Trust as well.


ITEM 4.       PURPOSE OF TRANSACTION.

         As described in Item 2 above, the purpose for the transfer of all of the assets of the Trust to the Foundation was to take advantage of the flexibility and efficiency of the corporate form and the relative clarity of the law applicable to not-for-profit corporations. The Foundation intends to carry on the charitable activities previously carried on by the Trust.

         With respect to the shares of Common Stock owned by the Foundation, the Foundation will be engaged in a continuing evaluation of the Issuer's financial condition, operations and prospects, other business and investment opportunities, economic conditions and conditions in domestic and foreign stock, money, exchange and other markets as well as the Foundation's financial condition, operations and long and short term financial needs to carry out its exempt purposes, including, but not limited to, meeting the Foundation's

                                                              Page 5 of 14 Pages

mandatory distribution requirements under the Code. Based upon such evaluation and the course of future developments, the Foundation reserves the right to take such actions as it deems appropriate in light of the circumstances existing at the time, including, without limitation, making additional purchases of Common Stock or disposing of its shares of Common Stock in the open market, block trades, privately negotiated transactions or otherwise.

         On occasion the Trust had made grants of shares of Common Stock in furtherance of its charitable purposes and the Foundation assumed the outstanding grant commitments of the Trust. Although the Foundation does not have any specific plan or proposal to make charitable grants of shares of Common Stock, the Foundation reserves the right to do so in order to satisfy grant commitments.

         Other than as set forth above, the Foundation currently has no specific plans or proposals that relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         To the best knowledge of the Foundation, none of the executive officers or directors of the Foundation has any specific plans or proposals that relate to or would result in any of the matters described in paragraphs
(a) through (j) of Item 4 of Schedule 13D.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Foundation beneficially owns 10,465,112 shares of Common Stock, which represents approximately 15.5% of the outstanding shares of Common Stock. This percentage is based upon an aggregate of 67,367,779 shares of Common Stock being issued and outstanding as of April 29, 1994 according to the Form 10-Q filed by the Issuer with the Commission on May 10, 1994 for the quarterly period ending March 27, 1994. It is the foregoing percentage that is reported on the cover page of this Amendment No. 2 to Schedule 13D. However, based upon information obtained from the Issuer, the Issuer also has 1,502,572 shares of Series B Convertible Preferred Stock, without par value (the "Preferred Stock"), currently issued and outstanding. The Preferred Stock is entitled to vote together as a class with the Common Stock with regard to all matters submitted to a vote at a meeting of shareholders, with each share of Common Stock being entitled to one vote and each share of Preferred Stock being entitled to 4.58 votes. The Foundation's percentage of the total votes eligible to be cast by holders of Common Stock and Preferred Stock voting together as a class is 14.1%.

         To the best knowledge of the Foundation, Schedule B attached hereto and incorporated herein sets forth the number and percentage of shares of Common Stock beneficially owned by each executive officer or director of the Foundation.

         (b) The Foundation has the sole power to vote and dispose of all of the shares of Common Stock which it owns. See Schedule B for information regarding voting power and investment power with respect to any shares of Common Stock beneficially owned by any executive officer or director of the Foundation. Except as set forth in Schedule B, to

                                                              Page 6 of 14 Pages

the best knowledge of the Foundation, each such person has full voting and investment power with respect to any shares of Common Stock indicated therein as being owned by such person.

         (c) The Foundation has not effected during the past 60 days any transaction in any shares of Common Stock except for the following:

         Charitable grants (no consideration) aggregating 2,859 shares consummated as of April 13, 1994.

         Charitable grants (no consideration) aggregating 5,911 shares consummated as of May 12, 1994.

To the best knowledge of the Foundation, Schedule C attached hereto and incorporated herein sets forth all transactions in shares of Common Stock effected during the past 60 days by any executive officer or director of the Foundation.

         (d)     Not applicable.

         (e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Foundation, its executive officers or directors or, to the best knowledge of the Foundation, between such persons and any other persons with respect to any securities of the Issuer of a nature required to be disclosed by Item 6.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

         There are no exhibits to this Amendment No. 2 to Schedule 13D.

                                                              Page 7 of 14 Pages

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      ROBERT R. McCORMICK TRIBUNE
                                       FOUNDATION

May 20, 1994

                                      By:  Neal Creighton
                                           President and Chief Executive Officer

                                                              Page 8 of 14 Pages

                                   SCHEDULE A

                        EXECUTIVE OFFICERS AND DIRECTORS
                   OF ROBERT R. McCORMICK TRIBUNE FOUNDATION

         Set forth below are the name, residence or business address, present principal occupation or employment, and the name, principal business and address of any other organization in which such employment is conducted, of each executive officer and director of the Foundation. Each person listed below is a citizen of the United States.

Name and Residence                         Principal Occupation or Employment
- ------------------                         ----------------------------------

Richard A. Behrenhausen                    Robert R. McCormick Tribune Foundation 1
27 W. 621 Swan Lake Drive                  Cantigny Foundation 2
Wheaton, Illinois 60187                    Vice President and Chief Operating Officer

Charles T. Brumback                        Tribune Company 3
1500 North Lake Shore Drive                Chairman, President and Chief Executive Officer
Chicago, Illinois 60610

Stanton R. Cook                            Self-employed consultant 4
224 Raleigh
Kenilworth, Illinois 60043

Neal Creighton                             Robert R. McCormick Tribune Foundation 1
1 S 151 Winfield Road                      Cantigny Foundation 2
Wheaton, Illinois 60187                    President and Chief Executive Officer

James C. Dowdle                            Tribune Broadcasting Company 5
1040 Romona Road                           President and Chief Executive Officer
Wilmette, Illinois 60091

Jack Fuller                                Chicago Tribune Company 6
2525 Hartzell                              President and Chief Executive Officer
Evanston, Illinois 60201

J. Nicholas Goodban                        Robert R. McCormick Tribune Foundation 1
425 Prospect                               Vice President
Elmhurst, Illinois 60126

John W. Madigan                            Tribune Publishing Company 7
1160 Laurel Avenue                         President and Chief Executive Officer
Winnetka, Illinois 60093

                                                              Page 9 of 14 Pages

                                   SCHEDULE A
                                   CONTINUED

                        EXECUTIVE OFFICERS AND DIRECTORS
                   OF ROBERT R. McCORMICK TRIBUNE FOUNDATION



Louis J. Marsico, Jr.                              Robert R. McCormick Tribune Foundation 1
740 Longview Lane                                  Cantigny Foundation 2
Palatine, Illinois 60067                           Treasurer/Director of Finance
                                                   and Administration
- -----------------------------

1 The address of the Robert R. McCormick Tribune Foundation is 435 North Michigan Avenue, Suite 770, Chicago, Illinois 60611-4041.

2 The address of the Cantigny Foundation is 1 S 151 Winfield Road, Wheaton, Illinois 60187.

3 The address of Tribune Company is 435 North Michigan Avenue, Chicago, Illinois 60611.

4 Mr. Cook's business address is 435 North Michigan Avenue, Chicago, Illinois 60611.

5 A subsidiary of the Issuer. The address of Tribune Broadcasting Company is 435 North Michigan Avenue, Chicago, Illinois 60611.

6 A subsidiary of the Issuer. The address of Chicago Tribune Company is 435 North Michigan Avenue, Chicago, Illinois 60611.

7 A subsidiary of the Issuer. The address of Tribune Publishing Company is 435 North Michigan Avenue, Chicago, Illinois 60611.

                                                             Page 10 of 14 Pages

                                   SCHEDULE B

                         BENEFICIAL OWNERSHIP OF SHARES
                     OF COMMON STOCK BY EXECUTIVE OFFICERS
                        AND DIRECTORS OF THE FOUNDATION

                            Aggregate
                            Number of
                            Shares of
                             Common
                              Stock         Percent        Sole Power        Shared Power        Sole Power       Shared Power
                           Beneficially       of              to                  to               to                 to
Name                         Owned(1)      Class(2)         Vote(3)              Vote            Dispose(3)         Dispose
- -----------                -----------    -----------     -----------        -----------        -----------       -----------
Richard A. Behrenhausen         438           *                438                *                 438                *

Charles T. Brumback         291,114(4)        *            291,114                0             290,726                0

Stanton R. Cook             798,681(5)        1.2%         798,681                0             798,681                0

Neal Creighton                2,380           *               0               2,380                   0             2,380

James C. Dowdle             237,581(6)        *            237,581                0             237,193                 0

Jack Fuller                  50,936(7)        *             50,936                0              50,615                 0

J. Nicholas Goodban             300           *                300                0                 300                 0

John W. Madigan             404,847(8)        *            384,227           20,620(9)          383,839            20,620(9)

Louis J. Marsico, Jr.             3           *                  3                0                   3                 0



__________________________________________________

  * Less than 1%

(1) Each of Messrs. Brumback, Dowdle, Fuller and Madigan have been allocated shares of Preferred Stock in their individual participant accounts in the Tribune Company's Employee Stock Ownership Plan (ESOP). The number of shares of Common Stock reported in this column as beneficially owned by such individuals does not include shares of Common Stock to which their allocated number of shares of Preferred Stock are convertible because such individuals do not have the power to decide when or if to convert such shares to Common Stock. The decision whether to convert the Preferred Stock is within the discretion of The Northern Trust Company, as trustee of the ESOP.

(2) Based on 67,367,779 shares of Common Stock outstanding as of April 29, 1994 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 27, 1994. However, the Issuer has 1,502,572 shares of Preferred Stock issued and outstanding which are entitled to vote as a class with the Common Stock and cast 4.58 votes per share (an aggregate of 6,881,780 votes). Even if the percentage in this column is calculated based upon the total votes eligible to be cast by holders of Common Stock and Preferred Stock taken together, the percentage of the total votes held by any executive officer or director, except Mr. Cook, would still be less than 1%. Mr. Cook's percentage of the total votes would be 1.1%.

(3) The number of shares shown in these columns includes the rights to acquire shares pursuant to stock options which are included in the aggregate number of shares beneficially owned by such executive officer or director.

                                                             Page 11 of 14 Pages

                                   SCHEDULE B
                                   CONTINUED

                         BENEFICIAL OWNERSHIP OF SHARES
                     OF COMMON STOCK BY EXECUTIVE OFFICERS
                        AND DIRECTORS OF THE FOUNDATION


(4) Includes 7,120 shares of Common Stock in Mr. Brumback's account under Tribune Company's Savings Incentive Plan and 388 shares of Common Stock allocated to his individual participant account in the ESOP. Also includes rights to acquire 135,507 shares of Common Stock pursuant to stock options which are available for exercise prior to July 15, 1994. Excludes 468 shares of Preferred Stock allocated to Mr. Brumback's individual participant account in the ESOP and 1,075,200 shares of Common Stock owned by Cantigny Foundation, an Illinois not-for-profit corporation ("Cantigny") of which Mr. Brumback is a director.

(5) Includes rights to acquire 377,887 shares of Common Stock pursuant to stock options which are available for exercise prior to July 15, 1994. Also includes 9,600 shares of Common Stock owned by a trust, of which Mr. Cook's wife is the beneficiary and Mr. Cook is the trustee; however, pursuant to the authority of Rule 13d-4, Mr. Cook expressly declares that the filing of this Amendment No. 2 to Schedule 13D shall not be construed as an admission that he is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of the shares owned by the trust. Excludes 1,075,200 shares of Common Stock owned by Cantigny of which Mr. Cook is a director.

(6) Includes 243 shares of Common Stock in Mr. Dowdle's account under Tribune Company's Savings Incentive Plan and 388 shares of Common Stock allocated to his individual participant account in the ESOP. Also includes rights to acquire 116,320 shares of Common Stock pursuant to stock options which are available for exercise prior to July 15, 1994. Excludes 468 shares of Preferred Stock allocated to Mr. Dowdle's individual participant account in the ESOP and 1,075,200 shares of Common Stock owned by Cantigny of which Mr. Dowdle is a director.

(7) Includes 321 shares of Common Stock allocated to Mr. Fuller's individual participant account in the ESOP. Also includes rights to acquire 48,500 shares of Common Stock pursuant to stock options which are available for exercise prior to July 15, 1994. Excludes 397 shares of Preferred Stock allocated to Mr. Fuller's individual participant account in the ESOP and 1,075,200 shares of Common Stock owned by Cantigny of which Mr. Fuller is a director.

(8) Includes 388 shares of Common Stock allocated to Mr. Madigan's individual participant account in the ESOP. Also includes rights to acquire 135,691 shares of Common Stock pursuant to stock options which are available for exercise prior to July 15, 1994. Excludes 468 shares of Preferred Stock allocated to Mr. Madigan's individual participant account in the ESOP, 38,400 shares of Common Stock owned by Chicago Tribune Foundation, an Illinois not-for-profit corporation, of which Mr. Madigan is a director and Chairman and 1,075,200 shares of Common Stock owned by Cantigny of which Mr. Madigan is a director.

                                                             Page 12 of 14 Pages

                                   SCHEDULE B
                                   CONTINUED

                         BENEFICIAL OWNERSHIP OF SHARES
                     OF COMMON STOCK BY EXECUTIVE OFFICERS
                        AND DIRECTORS OF THE FOUNDATION


(9) These shares are owned by Mr. Madigan's wife, Holly, and their two sons, Mark W. Madigan and Griffith E. Madigan. However, pursuant to the authority of Rule 13d-4, Mr. Madigan expressly declares that the filing of this Amendment No. 2 to Schedule 13D shall not be construed as an admission that he is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of the shares owned by his wife and sons. To the best of the Foundation's knowledge, the information called for by Item 2 of this Schedule 13D with respect to Mrs. Madigan, Mark Madigan and Griffith Madigan is as follows:

        (a)   Names - Holly W. Madigan, Mark W. Madigan and Griffith E. Madigan
        (b)   Addresses - Holly W.:    1160 Laurel Avenue, Winnetka, Illinois
                                       60093 (Residence)
                          Mark W. :    123 North Wacker Drive, Chicago,
                                       Illinois 60606 (Business)
                          Griffith E.: 13 Broadcast Plaza, S.W.,Albuquerque,
                                       New Mexico 87104 (Business)
        (c)   Present Principal
                Occupations - Holly W.    -  Homemaker
                              Mark W.     -  Casualty insurance salesman
                                             Rollins Hudick Hall of Illinois
                                             123 North Wacker Drive
                                             Chicago, Illinois 60606
                              Griffith E. -  Trainee
                                             KRQE-TV
                                             13 Broadcast Plaza, S.W.
                                             Albuquerque, New Mexico 87104
        (d)   Criminal Convictions - No
        (e)   Civil Proceedings/Federal or State Securities Laws - No
        (f)   Citizenship - United States

                                                             Page 13 of 14 Pages

                                   SCHEDULE C

                             TRANSACTIONS IN SHARES
                      OF COMMON STOCK EFFECTED DURING THE
                PAST 60 DAYS BY EXECUTIVE OFFICERS AND DIRECTORS
                               OF THE FOUNDATION

1. Mr. Behrenhausen purchased 13 shares of Common Stock on May 4, 1994 at a purchase price of $61.54 per share (exclusive of brokerage commissions and discounts). The transaction was effected as a brokerage transaction through New York Stock Exchange composite trading.

2. Mr. Brumback purchased a total of 146,642 shares of Common Stock on April 28, 1994 through the exercise of stock options under the Issuer's 1992 Long-Term Incentive Plan for the following numbers of shares at the following purchase prices (exclusive of brokerage commissions and discounts):

                             3,840           $38.625
                            40,000           $41.000
                             4,721           $42.875
                            12,607           $42.875
                             6,561           $47.625
                             3,280           $47,625
                            25,633           $47.625
                            50,000           $45.000

         Mr. Brumback paid for such shares by relinquishing to the Issuer 116,819 shares of Common Stock valued at $63.125 per share (exclusive of brokerage commissions and discounts) and he simultaneously received replacement options for 113,122 shares of Common Stock exercisable at $63.125 per share on or after April 28, 1995 through the expiration date of the options which were exercised on April 28, 1994.

3. Mr. Creighton purchased 32.709 shares of Common Stock on April 14, 1994 at a purchase price of $61.15 per share (exclusive of brokerage commissions and discounts). The transaction was effected as a brokerage transaction through New York Stock Exchange composite trading.

4. Mr. Creighton purchased 33.822 shares of Common Stock on May 12, 1994 at a purchase price of $59.13 per share (exclusive of brokerage commissions and discounts). The transaction was effected as a brokerage transaction through New York Stock Exchange composite trading.

5. Mr. Dowdle purchased a total of 83,849 shares of Common Stock on May 3, 1994 through the exercise of stock options under the Issuer's 1992 Long-Term Incentive Plan for the following numbers of shares at the following purchase prices (exclusive of brokerage commissions and discounts):

                                                             Page 14 of 14 Pages

                                   SCHEDULE C
                                   CONTINUED

                             TRANSACTIONS IN SHARES
                      OF COMMON STOCK EFFECTED DURING THE
                PAST 60 DAYS BY EXECUTIVE OFFICERS AND DIRECTORS
                               OF THE FOUNDATION

                             4,800           $38.625
                            12,607           $42.875
                            15,146           $46.000
                            26,296           $46.000
                            25,000           $45.000

         Mr. Dowdle paid for such shares by relinquishing to the Issuer 67,489 shares of Common Stock valued at $63.00 per share (exclusive of brokerage commissions and discounts) and he simultaneously received replacement options for 67,489 shares of Common Stock exercisable at $63.00 per share on or after May 3, 1995 through the expiration date of the options which were exercised on May 3, 1994.

6. Mr. Fuller sold 3,524 shares of Common Stock on March 31, 1994 at a sale price of $59.31 per share (exclusive of brokerage commissions and discounts) by way of a reallocation of his investment in the Issuer's Savings Incentive Plan.

7. Mr. Madigan purchased a total of 111,844 shares of Common Stock on May 9, 1994 through the exercise of stock options under the Issuer's 1992 Long-Term Incentive Plan for the following numbers of shares at the following purchase prices (exclusive of brokerage commissions and discounts):

                             4,800           $38.625
                            50,489           $46.000
                            31,555           $46.000
                            25,000           $45.000

         Mr. Madigan paid for such shares by relinquishing to the Issuer 93,651 shares of Common Stock valued at $59.875 per share (exclusive of brokerage commissions and discounts) and he simultaneously received replacement options for 93,651 shares of Common Stock exercisable at $59.875 per share on or after May 9, 1995 through the expiration date of the options which were exercised on May 9, 1994.

8. Messrs. Brumback, Dowdle and Fuller have purchased shares of Common Stock through dividend reinvestments and investments from payroll withholding during the last 60 days under the Issuer's Savings Incentive Plan; however, the details regarding the number of shares and the purchase price for such shares have not, as of this date, been provided to these individuals by the Issuer.